UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SEVCON, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9789	04-2985631
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

155 Northboro Road, Southborough, Massachusetts	01772
(Address of principal executive offices)	(Zip Code)

Paul Farquhar, Chief Financial Officer (508) 281-5510

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of Sevcon Inc.’s Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015 is provided as Exhibit 1.01 hereto and is publicly available at www.sevcon.com/about-sevcon/environmental. The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEVCON, INC.

(Registrant)

/s/ Paul N. Farquhar	May 27, 2016
By Paul N. Farquhar	(Date)
Chief Financial Officer